Exhibit 99.4

info@madisonminerals.com
www.madisonminerals.com
TSX.V – MMR
OTC.QB - MMRSF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

MADISON MINERALS: ANNOUNCES RESULTS OF ANNUAL AND SPECIAL SHAREHOLDER MEETING

Vancouver, April 30, 2014 – Madison Minerals Inc. (the “Company”) (TSX-V: MMR) is pleased to announce that further to the press release of March 13, 2014, the shareholders of the Company (“Shareholders”) approved all resolutions brought before them at the annual and special meeting of Shareholders held on April 30, 2014 (the “Meeting”), including, among other things, the approval of the reverse takeover transaction involving Battle Mountain Gold Inc.

Madison has requested final approval from the TSX Venture Exchange. Trading in the Madison Shares remains halted in accordance with Exchange Policy 5.2. Madison is continuing to work with the Exchange to deliver the required documentation and complete the steps necessary to permit a resumption of trading.

About Madison

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp, which holds the remaining 40% participating interest in the Phoenix Joint Venture. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property, subject to certain royalty interests. The Lewis Property is a mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

Further information is available by contacting:

Chet Idziszek
President, Chief Executive Officer and Director
Madison Minerals Inc.
(604) 331-8772